SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes        No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes        No   X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes        No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated August 18, 2009, entitled “Spreadtrum Communications, Inc. Announces Second Quarter 2009 Results”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Executive Officer

Date: August 19, 2009

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press Release, dated August 18, 2009, entitled “Spreadtrum Communications, Inc. Announces Second Quarter 2009 Results”.

Exhibit 99.1

Spreadtrum Communications, Inc. Announces

Second Quarter 2009 Results

SHANGHAI, August 18, 2009 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers, today announced its unaudited financial results for the second quarter 2009.

SECOND QUARTER 2009 (2Q09) FINANCIAL SUMMARY:

•	Total revenue in 2Q09 increased 97% sequentially and decreased 60% year-over-year to US$16.2 million. Baseband and RF revenue grew 101% sequentially and was down 58% year-over-year.

•	Gross margin in 2Q09 was 23.6% compared to 19.4% in 1Q09 and 45.2% in 2Q08.

•	Non-GAAP net loss per ADS in 2Q09 was $0.15, an improvement of 12% compared to a non-GAAP net loss per ADS in 1Q09 of $0.17, and compared with non-GAAP net income per ADS of $0.11 in 2Q08.

•	GAAP net loss in 2Q09 was US$13.1 million, compared to a net loss of US$8.3 million in 1Q09 and net income of US$2.6 million in 2Q08.

BUSINESS HIGHLIGHTS:

•	Spreadtrum increased baseband shipments by 86% sequentially, including greater shipments of GSM/GPRS and TD-SCDMA basebands in 2Q09.

•	Spreadtrum increased transceivers shipments by 93% sequentially, including greater shipments of GSM/GPRS/EDGE transceivers to Samsung in 2Q09.

•	Spreadtrum began volume shipment of its TD-SCDMA baseband chips for use in the fixed wireless market.

•	Dr. Leo Li and Mr. Zhongrui Xia have been elected to the Board of Directors.

Commenting on the results, Spreadtrum’s CEO, Dr. Leo Li, said: “We are beginning to see the fruits of our efforts to focus on product quality and customer support, as we firmly exceeded our top line guidance for the second quarter. We have improved our financial health with a non-GAAP net loss of $0.15 per ADS in 2Q09, an improvement of 12% compared to a non-GAAP net loss of $0.17 per ADS in 1Q09. Our operational performance and potential for long-term success remain on track. We have implemented quality improvement programs in our product development to ensure customer satisfaction, and we are working with our customers to expand their 2G, 2.5G, 2.75G and TD-SCDMA sales in an effort to boost our margin performance. We have started volume shipment of our TD-SCDMA products, and our experience with these products will undoubtedly give us a competitive advantage.

“Currently, we expect third quarter 2009 revenue to be in the range of US$31-36 million with improving margins, sequentially,” Dr. Li concluded.

SECOND QUARTER 2009 FINANCIAL REVIEW:

Revenue

Revenue in the second quarter totaled US$16.2 million, representing an increase of 97% from US$8.2 million in 1Q09 and down 60% from US$40.2 million in 2Q08.

Revenue from baseband and RF semiconductors was US$16.1 million, or 99% of total revenue, up 101% from US$8.0 million in 1Q09 and down 58% from US$38.7 million in 2Q08. The sequential increase in revenue from baseband and RF semiconductors was primarily due to a strong sales growth in both products.

Unit shipments of baseband and RF semiconductors increased 90% from 1Q09 and decreased 16% from 2Q08. Of the total baseband and RF unit shipments for 2Q09, 2G/2.5G baseband semiconductor shipments accounted for approximately 36%, while RF shipments accounted for approximately 59%.The average selling price per unit for baseband and RF semiconductors increased 6% from 1Q09 and decreased 51% from 2Q08.

Gross Margin

Gross margin for the quarter was 23.6%, up from 19.4% in 1Q09 and down from 45.2% in 2Q08. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 24.0%, up from 19.8% in 1Q09 and down from 45.4% in 2Q08.

Cost of revenue in 2Q09 totaled US$12.4 million, representing an increase of 87% from 1Q09 and a decrease of 44% from 2Q08. The sequential increase was primarily due to an increase in baseband and RF product sales volumes.

Operating Margin

In 2Q09, the Company recognized two non-cash expenses: US$5.6 million in share-based compensation, and US$1.4 million in depreciation and intangible assets amortization. With these expenses, the Company’s operating margin was -85.7%, compared to -116.4% in 1Q09 and 4.2% in 2Q2008. The sequential improvement in operating margin was primarily due to increases in sales volumes and gross margin, partially offset by an increase of US$4.9 million in share-based compensation expense. The year-over-year decrease in operating margin was primarily attributable to a decline in gross margin, an increase of US$3.9 million in share-based compensation expense and the decline in sales volumes. Non-GAAP operating margin, adjusted to exclude share-based compensation expense and the amortization of intangibles from the Quorum acquisition, was -49.6%, compared to -105.5% in 1Q09 and 9.8% in 2Q08.

Total operating expenses in 2Q09, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$17.7 million, representing an increase of 59% from US$11.2 million in 1Q09 and an increase of 7% from US$16.5 million in 2Q08. The sequential increase was driven primarily by a US$4.9 million increase in share-based compensation and an increase in employee compensation expense due to severance payments. The year-over-year increase was primarily due to a US$3.9 million increase in share-based compensation, partially offset by a decline of US$1.4 million in intangible asset amortization expenses.

Recurring R&D expenses increased 4% sequentially and decreased 28% year-over-year to US$8.1 million in 2Q09. The sequential increase was driven primarily by higher share-based compensation related to our R&D function and higher tape-out cost. The year-over-year decrease was primarily due to lower intangible assets amortization expenses and lower employee compensation expenses.

SG&A expenses increased 185% from 1Q09 and 86% from 2Q08 to US$9.6 million in 2Q09. The year-over-year and sequential increases were resulted mainly from the aforementioned higher share-based compensation and an earn-out payment provision related to Quorum acquisition.

Non-Operating Income

In 2Q09, the Company recorded net interest income of US$0.3 million, representing an increase of US$0.1 million from 1Q09 and a decrease of US$0.2 million from 2Q08. The year-over-year decrease was primarily attributable to a decline in interest rates. The sequential increase was due to investing a higher balance of fixed-term deposits.

Other income in 2Q09 was US$0.2 million, decreases of US$0.2 million from 1Q09 and US$0.7 million from 2Q08. The sequential and year-over-year decreases were primarily due to a decline in foreign exchange gain.

Net Income/Loss

The Company’s net loss totaled US$13.1 million in 2Q09, compared to net loss of US$8.3 million in 1Q09 and net income of US$2.6 million in 2Q08. Net margin was -80.7%, up from -101.1% in 1Q09 and down from 6.5% in 2Q08. Excluding the aforementioned share-based compensation expenses and the amortization of intangibles from the Quorum acquisition, the Company’s non-GAAP net loss for 2Q09 would have been US$7.2 million, up from net loss of US$7.4 million in 1Q09 and down from net income of US$4.9 million in 2Q08. Diluted non-GAAP loss per ADS in 2Q09 was US$0.15, up from a diluted loss per ADS of US$0.17 in1Q09, and down from diluted earnings per ADS of US$0.11 in 2Q08.

Balance Sheet and Cash Flow

As of June 30, 2009, the company had US$50.6 million in cash and cash equivalents, which represented a decrease of US$1.6 million from March 31, 2009. The Company also had $45.4 million in term deposits with maturity dates over 90 days. In 2Q09, the Company used US$0.9 million in cash for operating activities, US$0.04 million cash toward property and equipment and US$1.7 million toward intangible asset acquisitions.

Accounts receivable (A/R) increased by US$1.2 million from US$4.7 million at March 31, 2009 to US$5.9 million at June 30, 2009. Average A/R days decreased sequentially from 82 days to 30 days due to an increase in sales volumes and lower average A/R. Inventory at June 30, 2009 was US$9.6 million, a decrease of US$2.4 million from March 31, 2009, and the inventory days decreased from 163 days to 70 days as a result of lower inventory and higher sales volumes. Total assets as of June 30, 2009 were US$180.0 million, up US$40.2 million from US$139.8 million at March 31, 2009. The increase in total assets was primarily attributable to the receipt of a bank loan of US$43.9 million secured in Q209 and an increase of US$4.0 million in intangible assets, and partially offset by declines in inventory of US$2.4 million and cash and cash equivalents of US$1.6 million.

Current liabilities decreased by US$2.3 million from March 31, 2009 to US$23.1 million at June 30, 2009, primarily due to US$2.9 million repayment of debt and US$1.7 million decrease in accrued loss provision, partially offset by an increase in accounts payable. Long-term liabilities at June 30, 2009 were US$50.3 million, compared to US$0.6 million at March 31, 2009, primarily due to a US$43.9 million loan granted in 2Q09 and the addition of US$5.8 million payables for intangible assets purchased.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue in the third quarter of 2009 to be better than the second quarter. Management forecasts revenue to be in the range of US$31-36 million in 3Q09. The Company also estimates that gross margin will improve on a sequential basis in the third quarter.

WEBCAST OF CONFERENCE CALL:

The Company’s management team will conduct a conference call at 8:00 am (Eastern) on Wednesday, August 19, 2009. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com . The conference call can also be accessed via the following telephone numbers:

	Toll Free	Toll
• United States	1-800-510-0146	1-617-614-3449
• South China	10-800-130-0399
• North China	10-800-152-1490
• Hong Kong	###-##-####
• United Kingdom	00-800-280-02002
• Pass code	“Spreadtrum” or “SPRD”

A telephone replay will be available shortly after the call until August 26, 2009 at (US Toll Free) 1-888-286-8010 or (US Toll) 1-617-801-6888. Pass code: 70318815.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation, amortization of intangibles from the Quorum acquisition. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation, amortization of intangibles from the Quorum acquisition.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income (loss), and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income (loss) by the US GAAP weighted average diluted shares outstanding.

Listed below are the share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended (in thousands of US dollars)
	June 30, 2008 (unaudited)	March 31, 2009 (unaudited)	June 30, 2009 (unaudited)
Share-based compensation:
Cost of revenue	$89	$29	$60
Research and development	$773	$312	$632
Selling, general, and administrative	$803	$300	$4,898

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	June 30,	March 31,	June 30,	Change from
	2008	2009	2009	2Q08	1Q09

Revenue	$40,227	$8,216	$16,218	-60%	97%
Cost of revenue	22,063	6,622	12,396	-44%	87%

Gross profit	18,164	1,594	3,822	-79%	140%

Operating expenses
Research & development	11,316	7,784	8,100	-28%	4%
Selling, general & administrative	5,176	3,373	9,618	86%	185%

Total operating expenses	16,492	11,157	17,718	7%	59%
Operating income (loss)	1,672	(9,563)	(13,896)	-931%	45%

Non-operating income (expense)
Interest income	535	244	334	-38%	37%
Interest expense	(42)	(43)	(66)	57%	53%
Other income, net	944	416	232	-75%	-44%

Total non-operating income	1,437	617	500	-65%	-19%
Income (loss) before tax	3,109	(8,946)	(13,396)	-531%	50%
Income tax expense(benefit)	496	(641)	(306)	-162%	-52%

Net income (loss)	$2,613	$(8,305)	$(13,090)	-601%	58%

Income (loss) per ADS, basic	$0.06	$(0.19)	$(0.29)	-583%	53%
Income (loss) per ADS, diluted	$0.06	$(0.19)	$(0.29)	-583%	53%

Margin analysis:
Gross margin	45.2%	19.4%	23.6%
Operating margin	4.2%	-116.4%	-85.7%
Net margin	6.5%	-101.1%	-80.7%

Weighted average ADS equivalent: [1]
Basic	44,252,776	44,108,981	44,606,747
Diluted	46,226,362	44,108,981	44,606,747
ADS equivalent outstanding at end of period	43,872,135	44,247,916	44,836,196

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,
	2008	2009	Change
Revenue	$79,725	$24,434	-69%
Cost of revenue	43,809	19,018	-57%

Gross profit	35,916	5,416	-85%

Operating expenses
Research & development	22,283	15,884	-29%
Selling, general & administrative	9,950	12,991	31%

Total operating expenses	32,233	28,875	-10%
Operating income (loss)	3,683	(23,459)	-737%

Non-operating income (expense)
Interest income	1,330	578	-57%
Interest expense	(77)	(109)	-42%
Other income, net	1,581	648	-59%

Total non-operating income	2,834	1,117	-61%
Income (loss) before tax	6,517	(22,342)	-443%
Income tax expense (benefit)	1,126	(947)	-184%

Net income (loss)	$5,391	$(21,395)	-497%

Income (loss) per ADS, basic	$0.12	$(0.48)	-500%
Income (loss) per ADS, diluted	$0.12	$(0.48)	-500%

Margin analysis:
Gross margin	45.0%	22.2%
Operating margin	4.6%	-96.0%
Net margin	6.8%	-87.6%

Weighted average ADS equivalent: [2]
Basic	43,708,481	44,359,240
Diluted	46,538,301	44,359,240

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	As of
	December 31, 2008 (unaudited)	March 31, 2009 (unaudited)	June 30, 2009 (unaudited)
Cash and cash equivalents	$57,762	$52,163	$50,553
Term deposit	$5,190	$5,189	$45,375
Accounts receivable, net	$10,148	$4,744	$5,886
Inventories	$13,813	$11,990	$9,551
Deferred tax assets	$1,371	$2,115	$2,084
Prepaid expenses and other current assets	$6,647	$4,925	$4,464

Total current assets	$94,931	$81,126	$117,913

Property and equipment, net	$25,804	$29,785	$28,850
Acquired intangible assets, net	$21,100	$20,376	$24,333
Equity Investment	$730	$724	$719
Deferred tax assets	$680	$680	$1,060
Other long term assets	$9,633	$7,157	$7,126

Total assets	$152,878	$139,848	$180,001

Current portion of long term loan	$3,658	$3,657	$732
Accounts payable	$10,828	$5,613	$7,415
Advances from customers	$312	$162	$280
Income tax payable	$2,894	$2,997	$2,505
Current deferred income tax liabilities	$53	$53	$53
Accrued expenses and other current liabilities	$12,683	$12,903	$12,147

Total current liabilities	$30,428	$25,385	$23,132

Long term loan	—	—	$43,912
Other long-term obligations	$1,034	$611	$6,434

Total long term liabilities	$1,034	$611	$50,346

Total liabilities	$31,462	$25,996	$73,478

Shareholders’ equity	$121,416	$113,852	$106,523

Total liabilities & shareholders’ equity	$152,878	$139,848	$180,001

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

	3Q07	4Q07	1Q08	2Q08
Revenue
Baseband and RF Semiconductor	$34,161	$44,971	$35,532	$38,713
Turnkey Solutions	$4,409	$3,571	$3,966	$1,514

Total	$38,570	$48,542	$39,498	$40,227
As % of Total Revenue
Baseband Semiconductor	89%	93%	90%	96%
Turnkey Solutions	11%	7%	10%	4%
Gross Margin	45.6%	45.5%	44.9%	45.2%

	3Q08	4Q08	1Q09	2Q09
Revenue
Baseband and RF Semiconductor	$18,765	$9,298	$8,007	$16,071
Turnkey Solutions	$1,212	$937	$209	$147

Total	$19,977	$10,235	$8,216	$16,218
As % of Total Revenue
Baseband and RF Semiconductor	94%	91%	98%	99%
Turnkey Solutions	6%	9%	2%	1%
Gross Margin	43.7%	-26.8%	19.4%	23.6%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	June 30, 2008	March 31, 2009	June 30, 2009
Cost of revenue	$22,063	$6,622	$12,396
Adjustment for share-based compensation	(89)	(29)	(60)

Cost of revenue (non-GAAP)	21,974	6,593	12,336
Operating income (loss)	1,672	(9,563)	(13,896)
Adjustment for share-based compensation within: Cost of revenue	89	29	60
Research and development	773	312	632
Selling, general, and administrative	803	300	4,898
Adjustment for amortization of intangibles from Quorum acquisition within research and development	600	255	255

Operating income (loss) (non-GAAP)	3,937	(8,667)	(8,051)
Net income (loss)	2,613	(8,305)	(13,090)
Adjustment for share-based compensation within: Cost of revenue	89	29	60
Research and development	773	312	632
Selling, general, and administrative	803	300	4,898
Adjustment for amortization of intangibles from Quorum acquisition within research and development	600	255	255

Net income (loss) (non-GAAP)*	4,878	(7,409)	(7,245)
Income (loss) per ADS, diluted	0.06	(0.19)	(0.29)
Adjustment for share-based compensation	0.04	0.01	0.13
Adjustment for amortization of intangibles from Quorum acquisition	0.01	0.01	0.01

Income (loss) per ADS, diluted (non- GAAP)*	0.11	(0.17)	(0.15)
Gross margin(loss)	45.2%	19.4%	23.6%
Adjustment for share-based compensation	0.2%	0.4%	0.4%
Gross margin(loss) (non-GAAP)	45.4%	19.8%	24.0%
Operating margin(loss)	4.2%	-116.4%	-85.7%
Adjustment for share-based compensation	4.1%	7.8%	34.5%
Adjustment for amortization of intangibles from Quorum acquisition	1.5%	3.1%	1.6%

Operating margin(loss) (non-GAAP)	9.8%	-105.5%	-49.6%
Net margin(loss)	6.5%	-101.1%	-80.7%
Adjustment for share-based compensation	4.1%	7.8%	34.5%
Adjustment for amortization of intangibles from Quorum acquisition	1.5%	3.1%	1.6%

Net margin(loss) (non-GAAP)*	12.1%	-90.2%	-44.6%
Operating expenses	16,492	11,157	17,718
Adjustment for share-based compensation:
Research and development	773	312	632
Selling, general, and administrative	803	300	4,898
Adj. for Amortization of intangible from Quorum acquisition	600	255	255
Operating expenses (non-GAAP)	14,316	10,290	11,933

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding possibility for continued growth in the Company’s business in 3Q09, the results for 2Q09 not being meaningful indicator of the Company’s operational performance or potential for long-term success, and the Company’s expectations with respect to revenue in the range of US$31-36 million with improving margins for the third quarter. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce and market Quorum’s RF transceivers in volume; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2009, especially the section under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations

Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com